March 24, 2020 Page 1

Via Edgar

March 24, 2020

Bernard Nolan Division of Corporation Finance Office of Technology U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Wealthbridge Acquisition Limited Revised Preliminary Proxy Statement on Schedule 14A Filed February 14, 2020 File No. 001-38799

Dear Mr. Nolan:

On behalf of our client, Wealthbridge Acquisition Limited (“Wealthbridge” or the “Company”), we hereby provide a response to the comments issued in a letter dated February 27, 2020 (the “Staff’s Letter”) regarding the Company’s Revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). Contemporaneously, we are submitting the amended Preliminary Proxy Statement via Edgar (the “Amended Proxy Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Proxy Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Revised Preliminary Proxy Statement on Schedule 14A

Risk Factors

The coronavirus outbreak in China may weaken users' spending . . ., page 36

1.	Your risk factor regarding the coronavirus outbreak addresses Chinese consumers’ spending momentum. Please expand the risk factor to discuss the reasonably likely known effects of the coronavirus on your business operations as a result of all of Scienjoy’s employees being located in China. To the extent material, address the expected impact on your results of operation and financial condition for fiscal 2020.

Response: The disclosure on page 36 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment.

March 24, 2020 Page 2

The Business Combination Proposal

Wealthbridge's Board's Reasons for the Approval of the Business Combination, page 70

2.	We note the revised disclosure regarding your financial advisor that you have provided in response to prior comment 3. Please disclose whether any compensation was received or will be received by the financial advisor, and clarify, if true, that the financial advisor did not recommend the amount of consideration to be paid. Refer to Items 1015(b)(4) and (5) of Regulation M-A. Also, please reconcile the disclosure regarding your financial advisor's valuation assessment with the disclosure on pages 10, 53, and 73 that the board of directors did not obtain a fairness opinion from an unaffiliated third party on which to base its assessment.

Response: The disclosure on pages 10, 53 and 73 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment.

Directors, Executive Officers, Executive Compensation and Corporate Governance

Compensation of Officers and Directors of Scienjoy, page 157

3.	Please disclose fiscal year 2019 compensation information related to Scienjoy's named executive officers who will become executive officers of the company following the business combination.

Response: The disclosure on page 157 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment.

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner